Exhibit 3.1

AMENDMENT
TO THE AMENDED AND RESTATED BYLAWS

The Amended and Restated Bylaws are hereby amended, effective August 11, 2015, as follows:

1.	The existing language in ARTICLE VI shall be moved to a new ARTICLE VII.

2.	The following language shall then replace the previous language in ARTICLE VI:

"ARTICLE VI – FORUM FOR ADJUDICATION OF DISPUTES. Unless the Corporation determines in writing, that it is in the best interests of the Corporation to select an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders; (iii) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation arising pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the Corporation; or (iv) any action asserting a claim governed by the internal affairs doctrine, except as to each of (i) through (iv) above, for any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of jurisdiction, such action may be brought in another state court sitting in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware.  If any provision or provisions of this ARTICLE VI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this ARTICLE VI (including, without limitation, each portion of any sentence of this ARTICLE VI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby."